Exhibit to Accompany Item 77j
Form N-SAR

Keeley Funds Inc. (the "Funds")


According to the provisions of Statement of Position
93-2 (SOP 93-2) "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Funds have recorded adjustments to decrease paid-in-capital by $(420,025) and $(16,344), increase net investment loss by $420,025 and $16,442 and decrease accumulated net realized gain on investments by $0 and $(98) for the Mid Cap Fund and All Cap Fund respectively.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.